August 9, 2017

Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Mail Stop 4631

Division of Corporate Finance

Washington, D.C. 20549

Re:	Reliant Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 25, 2017
File No. 333-214274

Dear Mr. Ingram:

On behalf of Reliant Holdings, Inc., a Nevada corporation (the “Company”), we are providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the below responses to the Staff’s comment letter dated August 4, 2017, relating to the Company’s Registration Statement on Form S-1/A Amendment No. 5 (File No. 333-214274) (the “Registration Statement”) filed with the Commission on July 25, 2017, in connection with the registration for resale of 3,585,000 shares of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).

In connection with these responses the Company is filing an Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Plan of Operations, page 2

1.

You state that with your current cash on hand, expected revenues and based on your current average monthly expenses that you do not anticipate the need for any additional funds for approximately the next 12 months. However, you also disclose that you anticipate requiring $200,000 to fund your operations over the next twelve months and based on your disclosure it appears the source of some of the funding is external. Given this, it appears that you will need additional funding for the next 12 months. Please amend your filing to clarify. Additionally, we note that your “Plan of Operations” disclosure on page 39 appears to contradict your liquidity needs under the same heading on page 2. Please revise to correct.

RESPONSE:

The disclosures in the amended registration statement have been updated and clarified to address your comment.

Mr. Jay Ingram

August 9, 2017

Summary Financial Data, page 5

2.

Please amend your filing to present financial data for the audited 2 years ended December 31, 2016, and comparative 3 months ended March 31, 2017. Refer to Item 301(d) of Regulation S-K for guidance. Also, please refer to Instructions 1 and 2 to Item 301 regarding the presentation and the items to be included in the table. While you may include additional items under Instruction 2 that you believe useful, reproduction of the entirety of the balance sheets and statements of operations appears contrary to the purpose of summary financial data.

RESPONSE:

The Company has updated the amended Registration Statement to address your comment, to update the summary financial data presented therein, and to only include information the Company believes is useful and not a reproduction of the entirety of such financial information.

Yours very truly,

/s/ John S. Gillies

John S. Gillies
Senior Associate